UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


20014117

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

‾‾NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 AND ENDING 06/30/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moors & Cabot, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Federal Street, 19th Floor

(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL HILDRETH   617-314-0226

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.

(Name – *if individual, state last, first, middle name*)

80 Washington Street Bldg. S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Hildreth _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moors & Cabot, Inc. _____

of June 30 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Lillian M Manning
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
12/18/2026

_____
Signature

_____
Notary Public

EVP + CFO
_____
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MOORS & CABOT, INC.
(Sec. I. D. No. 8-23060)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm for the Year Ended June 30, 2020, and Report of Independent Registered Accounting Firm – (Review) on Broker-Dealer Claim of Exemption From 17 C.F.R. § 15c3-3K (2) (ii)

Filed in accordance with Rule 17a-5 (c) (3)

As a PUBLIC DOCUMENT

MOORS & CABOT, INC.
FINANCIAL STATEMENT
YEAR ENDED JUNE 30, 2020





LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
Moors & Cabot, Inc.
1 Federal Street
Boston, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Moors & Cabot, Inc. (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LmHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2006.

Norwell, Massachusetts

August 24, 2020

---

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

Members of


MOORS & CABOT, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS

Cash	$ 3,468,053
Cash, RBC Clearing Services	2,538,670
Securities Owned – At Market Value	1,044,089
Receivables:	
Brokers and Dealers	2,221,337
Property and Equipment, Net of Accumulated	
Depreciation of $ 561,779	488,596
Deferred Income Tax Credit	2,359,068
RBC Clearing Deposit	50,000
Right of Use Asset – Office Leases	19,639,003
Prepaid Expenses and Other Assets	1,390,197
	$ 33,199,013

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
SBA Payroll Protection Loan	$ 2,739,456
Accrued Commissions	1,831,236
Current Obligation under Right of Asset Use – Office Leases	1,452,995
Accounts Payable and Accrued Expenses	1,267,836
	7,291,523
Long Term Obligation under Right of Asset Use – Office Leases	18,186,008
Liabilities Subordinated to Claims of General Creditors	3,600,000
	21,786,008
STOCKHOLDERS' EQUITY:	
Common Stock:	
Class A (Voting), No Par Value, 12,500 Shares Authorized,	
Issued and Outstanding; Class B (Non-Voting), No Par Value,	
25,000 Shares Authorized, 15,250 Shares Issued and Outstanding	400,200
Additional Paid-In Capital	20,870,270
Accumulated Deficit	(17,148,984)
Total Stockholders' Equity	4,121,486
	$ 33,199,013

See Notes to Financial Statements

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Organization – Moors & Cabot, Inc. (the Company) was incorporated under the Laws of the Commonwealth of Massachusetts and commenced operations on August 1, 1978.

2. Operations – The Company is engaged as a broker and dealer in securities and other financial products for a diverse group of investors. The Company introduces these transactions for clearance and execution services primarily to RBC Correspondent Services, a division of RBC Capital Markets, LLC, a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to a large extent, dependent on investment trends of the United States economy.

   The agreement between the Company and RBC Correspondent Services provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from RBC Correspondent Services on a daily basis, requiring customers to deposit additional collateral or reduce positions as appropriate, and reserving for doubtful accounts when necessary.

   New Accounting Standard Adopted
   Revenue Recognition - In May of 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards ("IFRS"). This new guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

   On July 1, 2018 the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions to all uncompleted contracts using the modified retrospective basis. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

   Financial Instruments – In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU"), Financial Instruments – Overall ("ASU 2016-01"), which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial assets. Within the update is the addition of ASC 321, Investments - Equity Securities ("ASC 321") which aims to simplify the accounting and disclosures for equity securities while simultaneously differentiating the accounting standards for equity securities from debt securities.

   On July 1, 2019, the Company adopted ASU 2016-01, specifically ASC 321, and applied the standards to all Investments held. The application of this new accounting standard resulted in the reclassification of all equity securities held by the Company from trading equity securities to held at fair value equity securities. This change resulted in no change to the carrying value of the equity securities or Retained Earnings.

Investments – Equity Securities – The Company accounts for equity securities under the provisions of FASB ASC 321-10. The provision establishes accounting and recording standards for Investments in equity securities and other ownership interests in an entity.

Under FASB ASC 321, all equities are held at fair value. Unrealized gains and losses on equity securities are based on the difference between book value and the fair value of each security. The unrealized gains and losses are reported as a component of income.

3. Securities Transactions – The Company accounts for securities transactions and the related commission income and expense on a trade date basis.

4. Investments in Securities – Securities owned and securities sold, but not yet purchased ("short positions") are carried at quoted market values; realized gains and losses, and unrealized appreciation and depreciation, are reflected in income. Short positions have additional off-balance sheet market risk to the extent that there may be an unfavorable future change in market prices and the Company has not covered the positions.

Marketable Securities – The Company accounts for marketable securities under the provisions of FASB ASC 321 "Accounting for Certain Investments in Debt and Equity Securities". The provision establishes standards for equity securities that have readily determinable values for all debt.

Under FASB ASC 320-10-25-1, unrealized gains and losses on trading securities are based on the difference between book value and fair value for each security. These gains and losses, as well as realized gains and losses, are credited or charged to earnings.

All investment securities held during the year ended June 30, 2020 have been classified as trading securities and are reflected on the Statement of Financial Condition at fair market value, with unrealized gains and losses reported as a component of earnings.

5. Revenue Recognition - The Company adopted ASC 606, effective July 1, 2018, using the modified retrospective method by quantifying and recognizing the cumulative effect (if any) of initially applying ASC 606 as an adjustment to the opening balance of shareholders' equity and other affected accounts at July 1, 2018. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker Dealer Commissions - the Company earns commissions by executing client transactions in stocks, bonds, variable annuities, mutual funds, commodities and other financial products or services. Commission revenue is recognized on trade date when the performance obligation is satisfied. Commission revenue is paid to the clearing firm on settlement date, which is generally two business days after trade date for equity securities and bond transactions and one business day for government securities and commodities transactions. The Company records a receivable from the clearing firm on the trade date and receives payment on a weekly basis from the clearing firm.

Managed Account Fees - The Company earns account management fees from providing support and services based upon the value of the client assets under management ("AUM"). The Company charges these fees, generally based upon a percentage of the AUM, quarterly, in advance and recognizes the revenue with the lapse of time.

Insurance Commissions - The Company's performance obligation with respect to each contract is the sale of the insurance policy. Insurance commission revenue includes an initial up-front (first year) commission as well as annual trailing commission payments for each policy renewal. Commission on insurance renewal premiums are considered variable consideration. ASC 606 requires that, at the time of the initial sale of a policy, the Company must estimate the variable consideration and determine the transaction price as the constrained net present value of future renewal commissions.

Therefore, the transaction price includes the first year fixed commission and the variable consideration for the trailing commissions. Previously, the Company recognized trailing commissions as cash was received. The Company also estimates a reduction of the transaction price for possible future chargebacks and the annual cost of maintaining the customer relationship.

Advisory Fees - The Company engages with an independent financial advisor who conducts their advisory business through their own registered investment advisor ("RIA") firm. This independent entity engages the Company for clearing, regulatory and access to investment advisory platforms. The advisory fee revenue generated by this independent financial advisor, is not included in the Company's advisory fee revenue. The Company does, however charge these independent RIAs for technology, clearing, regulatory support and administrative services which are included in the Company's revenue in the statement of operations.

Direct Investments consist primarily of commissions paid directly to the Company by mutual fund shareholders at the time of sale (front-end commissions) and fees paid to the broker/dealer by the mutual fund over a period of time referred to as 12b-1 fees.

Interest Revenue – The Company earns interest revenue principally from client money market and margin accounts. This income is included in Insurance and Other Income.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended June 30, 2020:

Performance Obligations Satisfied at a Point in Time	$23,080,632
Performance Obligations Satisfied Over Time	15,716,578
Total Revenue	$38,797,210

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

6. Depreciation – Depreciation of office equipment and fixtures is provided using the straight-line method over the estimated useful lives of 3 to 15 years. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

7. Income taxes – The Company is taxed as a C corporation, accordingly the Company accounts for taxes under the liability method where a deferred tax asset or liability, is determined based on the difference between the financial statement and tax basis of the asset and liabilities as measured by the enacted tax rates and tax rates that are expected to be in effect when these differences reverse.

8. Uncertainty in Income and Other Taxes – The Company adopted the new standards for *Accounting for uncertainty in Income Taxes* (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2020, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and various state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

9. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows. Accordingly, such fair value estimates may not necessarily be indicative of the amounts the Company would realize upon a current market exchange. Actual results could differ from those estimates.

10. Fair Value of Financial Instruments – The amounts reported in the statement of financial condition for cash, receivables from brokers and dealers, secured demand notes receivable, accounts payable and accrued expenses and liabilities subordinated to claims of general creditors approximate fair value because of the short-term nature of these instruments. The amounts reported for securities owned and securities sold but not yet purchased are the fair value of those instruments.

MOORS & CABOT, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

11. Revenue Sharing Agreement – The Company has revenue sharing agreement with one entity, Eagle Claw, LLC (an RIA owned by two employees of the Company). Operating activities are conducted through the respective RIA and Moors & Cabot, Inc. is paid a fee in accordance with this agreement.

12. Indemnifications – In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

13. Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

14. On February 26, 2016 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No2016-2 Leases (topic 842) to increase transparency and compatibility among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. On July 1, 2020 the Company adopted ASU 2016-2 and applied the standards to its lease obligation. The application of this new lease obligation standard resulted in no adjustments to the opening balance of retained earnings.

B. SECURITIES OWNED:
Securities owned consist of trading and investment securities at market values as follows:

	Owned
Municipal Bonds	$ 1,039,539
Options	4,550
	$ 1,044,089

C. FAIR VALUE MEASUREMENT:
FASB ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to measurements involving significant unobservable inputs (Level 3 inputs).

The three levels of the fair value framework are as follows:

- Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

- Level 2 – Inputs other than quoted prices in active markets that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active.

- Level 3 – Inputs that are unobservable

A qualified asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs. The Company holds investments in marketable securities, all of which represent Level 1 inputs. FASB ASC 320-10-25-1 requires equity securities to be carried at market value. At June 30, 2020, equity securities had a market value of $1,044,089 and had a cost basis of $1,017,642.

D. RELATED PARTY TRANSACTIONS:
The Company advanced money to employees, primarily in the form of signing bonuses, which are amortized over the life of the contractual agreement. If an employee leaves prior to the expiration period, he or she is responsible for repayment of the unamortized portion. These amounts are non-interest bearing. At June 30, 2020, the amounts outstanding were $32,355 and is included on the Statement of Financial Condition in Prepaid Expenses and Other Assets.

Revenue Sharing Agreements – As discussed in Footnote A, the Company has a revenue sharing agreement with Eagle Claw, LLC. Fees received from this entity for the year ended June 30, 2020 are as follows:

	Fee Income
Eagle Claw, LLC	$ 557,148

The company had $9,300,000 of subordinated debt owed to the Company's majority stockholder. This amount was converted to Additional Paid in Capital during the year ended June 30, 2020.

E. <u>CLEARING DEPOSIT</u>:
As of June 2020, the Company has a clearing agreement with the Royal Bank of Canada ("RBC"). In conjunction with this agreement, the Company maintains a $50,000 clearing deposit. As further discussed in Footnote G the company received $4,000,000 in the form of a Subordinated Term Note Payable.

F. <u>PAYABLE TO CLEARING ORGANIZATIONS</u>:
The amounts due to clearing organizations represent borrowings against the Company's collateral. At June 30, 2020, the amount Payable to RBC is $706,395, which is included in Cash, RBC Clearing on the Balance Sheet.

G. <u>SUBORDINATED INDEBTEDNESS</u>:
Under the terms of the Company's agreements with its subordinated lenders, such loans are subordinated to the claims of general creditors and are available to the Company in computing net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Commission"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subordinated indebtedness at June 30, 2020, matures as follows:

Subordinated Term Note Payable – RBC $ 3,600,000

The first RBC subordinated term note payable of $2,000,000 was received in June of 2019 and is non-interest bearing. The second subordinated term note payable of $2,000,000 has an interest rate of 2.25% and was received in January 2020. These subordinated notes and interest will be forgiven ratably over a five year period provided performance goals are achieved. As of June 30, 2020 the company has reached those performance goals and accordingly, 20% of the first note has been forgiven.

H. <u>SBA PAYROLL PROTECTION LOAN</u>
In May of 2020 the Company received $2,739,456 from the SBA Payroll Protection Loan Program. In accordance with the PPP Loan Program, this loan may be forgiven if it is used for approved payroll and overhead expenditures. At June 30, 2020, the Company has not submitted for any loan forgiveness, but in Accordance with FINRA Guidance, has included this loan as allowable for net capital computation up to the amount of Qualified Expenditures totaling $2,339,118. Management is of the opinion that this entire loan amount will be utilized on qualified PPP loan expenditures; and therefore, expects the entire loan amount to be forgiven.

I. NET CAPITAL REQUIREMENTS:
    The Company is required to maintain minimum net capital as calculated by the Commission's Uniform Net Capital Rule 15c3-1 (Alternative Method). At June 30, 2020, the Company had a net capital requirement of $250,000 and net capital of $5,948,224 resulting in excess net capital of $5,698,224.

J. LEASE OBLIGATIONS:
    The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's lease are not readily determinable and accordingly, the Company used their incremental borrowing rate based on the information available at the commencement date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease costs for lease payments is recognized on a straight-line basis over the lease term. The Company has entered into operating lease agreements for its office space. Minimum rental commitments under long-term operating leases are as follows for the years ending June 30:

2021	$ 1,452,463
2022	1,412,601
2023	1,406,372
2024	1,433,652
2025 and Thereafter	13,987,915
	$ 19,693,003

For the year ended June 30, 2020, rent expense amounted to $2,386,587.

K. INCOME TAXES:
    At June 30, 2020, the Company had a deferred income tax credit (an asset) in the amount of $2,359,068. This deferred income tax credit is derived primarily from net operating losses. At June 30, 2020, the Company has Federal loss carry forwards of approximately $11,343,000. Approximately $10,000,000 expires in the years 2024 through 2026 and $1,343,000 carries forward indefinitely.

L. 401 (K) PLAN:
The Company sponsors a defined contribution employee savings and investment plan (the Plan). The Plan qualifies under Section 401 (k) of the Internal Revenue Code and allows eligible employees to contribute up to 15% of their annual compensation, subject to a maximum dollar amount determined by the Internal Revenue Service. Employees are generally eligible following the attainment of age 21. For the year ended June 30, 2020, the Company had expenses related to the matching contributions provision of the plan of $62,749.

M. LITIGATION:
The Company is engaged in various legal proceedings. The Company believes it has meritorious positions in these matters and expects to vigorously contest the actions. Management believes, on the basis of present information and advice received from counsel, that the effect, if any, of resolving these actions will not be material to the financial statements taken as a whole.

N. SUBSEQUENT EVENTS:
Management has evaluated events occurring after the statement of financial condition date through August 24, 2020, the date in which the financial statements were available to be issued. No material events have been identified which would require disclosure under FASB ASC 855-10-50-1.





LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
Moors & Cabot, Inc.
1 Federal Street
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Moors & Cabot, Inc.'s Exemption Report, in which (1) Moors & Cabot, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Moors & Cabot, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(ii) (the "exemption provisions") and (2) Moors & Cabot, Inc. stated that Moors & Cabot, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Moors & Cabot, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moors & Cabot, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

August 24, 2020



EST. 1890

Moors & Cabot

INVESTMENTS

2020
15c3-3 Exemption Report

Moors & Cabot claims an exemption under Rule 15c3-3 paragraph 15c3-3(k)(2)(ii). The provisions of this rule shall be applicable to a broker or dealer: Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

We properly transmit customer funds and securities to the Clearing Broker Dealer by noon the next business day to comply with the (k)(2)(ii) exemption. Moors & Cabot met the identified exemption provisions in paragraph (k) throughout the most recent fiscal year without exception.

Michael C. Hildreth
Executive Vice President & Chief Financial Officer

Michael C. Hildreth, *Executive Vice President & CFO/CCO*
111 DEVONSHIRE STREET · BOSTON, MASSACHUSETTS 02109
TEL 617-314-0226 · FAX 617-904-1889 · mhildreth@moorscabot.com
MOORS AND CABOT, INC., MEMBER NYSE, FINRA & SIPC